

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2022

Stuart Landesberg
Chief Executive Officer
Grove Collaborative Holdings, Inc.
1301 Sansome Street
San Francisco, CA 94111

> **Re: Grove Collaborative Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 19, 2022**
> **File No. 333-266205**

Dear Mr. Landesberg:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1.   We note the number of Class A Common Stock being registered for resale here and in your registration statement on Form S-1 filed July 18, 2022, File No. 333-266197 (Resale Form S-1) will constitute a number of shares that is comparable to your current public float. Please highlight the significant negative impact that the collective sales of shares could have on the public trading price of the Class A Common Stock. Please highlight the potential significant negative impact based on this registration statement and, separately, the combined negative impact factoring in both this registration statement and the Resale Form S-1.

Summary, page 1

2. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of your Class A Common Stock. Please describe the impact that such continuous sales may have on the market price of your Class A Common Stock and please disclose that YA II PN, LTD. will generally be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use, or earlier termination by the parties. Please also revise to highlight the fact that in your Resale Form S-1 that a few of your shareholders are beneficial owners of a significant percentage of your outstanding shares (include quantification and percentage) and will generally be able to sell all of their shares (as indicated in the Selling Holders table) at the same time that this registration statement is available for use. Please describe the impact that such continuous sales may have on the market price of your Class A Common Stock. Please include risk factor disclosure that discusses the same.

General

3. Please revise to update your disclosures throughout the filing, as applicable, consistent with the revised disclosure that you provide in response to our comment letter issued on August 9, 2022, with respect to your Resale Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ryan Lichtenfels at 202-551-4457 or Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Martin Wellington